

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 5, 2010

By U.S. Mail and Facsimile to: (212) 455-2502

Robert E. Wahlman
Chief Financial and Investment Officer
Doral Financial Corporation
1451 F.D. Roosevelt Avenue
San Juan, Puerto Rico, 00920-2717

> **Re: Doral Financial Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 28, 2010**
> **File No. 333-163917**

Dear Mr. Wahlman:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form S-4

General

1.   We note your response to comment 1 in our letter dated January 13, 2010 and we reissue that comment in part. To the extent the company intends to terminate the Section 12(g) registration of any series of the subject securities, please revise to state this intention and disclose the effects such a termination may have on holders who elect not to participate in the exchange offer.

2.   If you intend to request that the effective date of the registration statement be accelerated before you are required to update your financial statements and

related information, please confirm that you will disclose all known, material financial results for the fourth quarter of 2009.

Executive Compensation, page 231

3.   We note your response to comment 9 in our letter dated January 13, 2010 and we reissue that comment. Please revise to include executive compensation disclosure for the 2009 fiscal year. We note, in that regard, that the company does not appear to be eligible to incorporate information by reference in accordance with General Instruction B.1 to Form S-4.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney Advisor

cc: D. Rhett Brandon
         Arjun Koshal
         Simpson Thacher & Bartlett LLP
          (By facsimile)